

Mailstop 3233

November 2, 2015

<u>Via E-mail</u>
Ms. Renae Bell
Chief Executive Officer
QMC Systems, Inc.
3995 Hagers Grove Rd.
Salem, OR 97317

> **Re: QMC Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 13, 2015**
> **File No. 333-206157**

Dear Ms. Bell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2015 letter.

<u>General</u>

1.   We have considered your response to comment 2 in our letter dated September 2, 2015. Please tell us how your plan to engage in the business of providing "general contracting services" and "renovations and upgrades to selling homeowners" is consistent with your stated business objectives set forth in the prospectus.

<u>Dilution, page 21</u>

2.   It appears that your calculation of post offering net tangible book value per share does not include the number of shares after offering held by public investors. Please revise your calculation to properly calculate the post offering net tangible book value per share amounts and the related disclosures.

3.   We note your response to comment 11 of our letter. Please tell us how you determined it was appropriate to present the post offering net tangible book value amounts before deduction of offering expenses. Please revise or advise.

Business Operations, page 24

4.   You state that the base service will allow access to your CEO's personal investment network. Please revise to describe your CEO's personal investment network and how clients will be able to access this network. In addition, please describe the services that clients paying the higher fee amount are expected to receive, based on "higher level of access and specialized service" from your CEO.

Target Markets and Marketing Strategy, page 25

5.   We note your response to comment 14 in our letter dated September 2, 2015. We continue to believe that you should revise to specifically describe the services you plan to provide. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 30

6.   We note your revisions in this section. Please revise here or in the Business section to more fully discuss "previous clients and seminars."

Development Stage and Capital Resources, page 32

7.   We note your response to comment 21 of our letter and your revisions to your filing that anticipated costs over the next twelve months to be a reporting public company is approximately $45,000. Please reconcile this amount with your disclosure on page 13 where you state that costs associated with SEC requirements associated with going and staying public are estimated to be approximately $25,000 in connection with this registration statement and thereafter $25,000 annually.

Financial Statements, page 37

8.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

9.   We note from your response to comment 24 of our letter and your revised disclosure that your revenue recognition policy is in accordance with the Financial Accounting

Standards Board ("FASB") Accounting Standards Policy ("ASP"). Please revise your disclosure to clarify that the guidance is in accordance with the FASB Accounting Standards Codification ("ASC") when referencing the accounting standards issued by the FASB.

10.   We note your response to comment 24 of our letter. We further note your revised disclosure that your revenue is derived from fees charged for education and consulting services. In light of your change of the nature of your revenue, please tell us how you determined that ASC 605-15-25 is applicable. To the extent that you believe ASC 605-15-25 is applicable, please tell us how you determined that you meet the criteria in paragraph 1f of ASC 605-15-25 and how you determined that the amount of future returns can be reasonably estimated. Within your response, please clarify for us the nature of the right of return of your education and consulting services. To the extent that you do not believe ASC 605-15-25 is applicable, please revise.

Exhibit 23.1

11.   Prior to requesting effectiveness, please include an updated consent from your independent registered accounting firm for use of its audit report. Please refer to Item 601(b)(23)(i) of Regulation S-K.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Adam S. Tracy, Esq.
        Securities Compliance Group, Ltd.